THE HALLWOOD GROUP INCORPORATED	3710 Rawlins St, Suite 1500 Dallas, Texas 75219 Telephone: (214) 528-5588 Fax: (214) 522-9254
November 19, 2009
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Hallwood Group Incorporated
Form 10-K for Fiscal Year Ended December 31, 2008, filed April 15, 2009
Definitive Proxy Statement on Schedule 14A, filed April 15, 2009
Form 10-Qs for Fiscal Quarters Ended March 31 and June 30, 2009
filed May 15 and August 14, 2009
File No. 1-8303
Ladies and Gentlemen:
The Hallwood Group Incorporated, a Delaware corporation (the “Company” or “Hallwood Group”), is responding to inquiries in the letter from the staff of the Securities and Exchange Commission (the “Commission”) to Mr. Anthony Gumbiner, dated October 28, 2009, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2008, filed April 15, 2009 (the “Form 10-K”), Definitive Proxy Statement on Schedule 14A, filed April 15, 2009 (the “Proxy Statement”) and the Form 10-Qs for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009, filed May 15 and August 14, 2009, respectively (the “Form 10-Qs”).
For the convenience of the staff, we have repeated each comment prior to the response.
Form 10-K for the Fiscal Year Ended December 31, 2008
Risk Factors, page 6
1.	We note your response to comment two in our letter dated September 24, 2009. Please advise us of which risk factor subheadings you will revise and provide us with your intended disclosure.
In its future filings, the Company will revise its risk factor subheadings to make them more specific and to reflect the risk described in the accompanying text. For example, to the extent these risk factors are listed in future filings, the Company will replace the existing risk factor subheadings with the subheadings provided below.
From: Influence of Significant Stockholder.
To: A Significant Stockholder has the ability to substantially influence the Company and it may conflict with or differ from other stockholders.
From: The Company is Dependent on its Key Personnel Whose Continued Service Is Not Guaranteed.

To: The Company’s success is dependent upon retaining key management personnel whose continued service is not guaranteed.
From: Compliance with Corporate Governance and Disclosure Standards.
To: Compliance with corporate governance and disclosure standards is costly.
From: Suppliers.
To: Brookwood depends upon a limited number of third-party suppliers for raw materials.
From: Sales Concentration.
To: The loss of one or more of Brookwood’s key customers could result in a significant loss of revenues.
From: Concentration of Credit.
To: Global capital and credit market conditions could have a material adverse effect on Brookwood’s business, operating results and financial condition.
From: Loan Covenants.
To: Brookwood’s ability to comply with its revolving credit agreement is subject to future performance and other factors.
From: Environmental.
To: Brookwood is subject to many environmental regulations that may result in significant costs or liabilities or cause interruptions in its operations.
From: Patent and Trademark.
To: Brookwood’s business could lose a significant competitive advantage if it fails to adequately protect its intellectual property rights.
From: Competition.
To: The strength of Brookwood’s competitors may impact its ability to maintain and grow sales, which could decrease revenues.
From: Imports and Worldwide Trade Practices.
To: Changes in the trade regulatory environment could weaken Brookwood’s competitive position and have a material adverse effect on its business, net sales and profitability.
From: Labor Relations.
To: Any employee slowdown or strikes or the failure to renew the collective bargaining agreement could disrupt Brookwood’s business.
From: Brookwood is Dependent on its Key Personnel Whose Continued Service Is Not Guaranteed.
To: Brookwood’s success is dependent upon retaining key management personnel whose continued service is not guaranteed.

Risk factors for the Company’s energy business will not be provided in future filings as the Company’s involvement in the energy business ceased following the bankruptcy reorganization of its former equity affiliate, Hallwood Energy, L.P. (“Hallwood Energy”). On October 19, 2009, the Bankruptcy Court confirmed a plan of reorganization that, among other things, extinguished Hallwood Energy’s general partnership and limited partnership interests, including those held by the Company.
Definitive Proxy Statement on Schedule 14A
Related Party Transactions, page 24
2.	We note your response to comment four in our letter dated September 24, 2009 and that the consulting fees paid to HIL and Mr. Gumbiner by Hallwood Energy, L.P. are not included in your summary compensation table in the column labeled “salary.” Please advise us of your reason for excluding these fees from the table.
Hallwood Energy has not paid consulting or other fees to Hallwood Investments Limited at any time. Mr. Gumbiner received fees from Hallwood Energy pursuant to a consulting agreement directly with Hallwood Energy. We believe that the presentation in the Company’s Summary Compensation Table of the fees Mr. Gumbiner received from Hallwood Energy is appropriate for several reasons. Hallwood Energy is an entity separate from the Company, with several investors. The Company was at all times only a minority (approximately 25%) investor in Hallwood Energy. All decisions regarding the compensation paid by Hallwood Energy were made by the board of directors of Hallwood Energy’s general partner, which consisted of six persons, only two of whom had any relationship with the Company. The Company’s board of directors had no involvement in those decisions. Furthermore, all compensation paid by Hallwood Energy to Mr. Gumbiner was for Mr. Gumbiner’s services to Hallwood Energy and did not relate to any services Mr. Gumbiner provided to the Company. Nevertheless, in the interest of full disclosure, we have presented in the footnote the compensation received by Mr. Gumbiner from Hallwood Energy. We note that this issue is unlikely to be significant in future periods because Hallwood Energy filed for bankruptcy protection and effectively terminated operations during 2009 and Mr. Gumbiner received no compensation from Hallwood Energy during 2009.
Summary Compensation Table for 2008, page 7
3.	We note your response to comment eight in our letter dated September 24, 2009. Please confirm that, in future filings, you will revise your disclosure to clearly state that Mr. Gumbiner did not receive additional compensation for his services as Chief Executive Officer, as you indicate in your response.
In future filings, the Company will revise its disclosure to clearly state that Mr. Gumbiner did not receive additional compensation for his services as Chief Executive Officer.

Representations
4.	The representations provided at the end of your letter need to be made by the Company, executed by an authorized officer of the Company and filed on EDGAR. Please revise.
The representations provided at the end of the letter have been revised.
The Company will make these disclosures in its future filings beginning with the Form 10-Q for the period ended September 30, 2009.
The Company acknowledges that:
(i)	the Company is responsible for the adequacy and accuracy of the disclosure contained in the filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If any members of the Staff have any questions concerning the enclosed materials or desire further information or clarification in connection therewith, he or she should contact the undersigned at (214) 523-1282.
Sincerely,
The Hallwood Group Incorporated

By:	/s/ Richard Kelley Richard Kelley, Vice President